Exhibit 99.1

PowerBank Strengthens Balance Sheet and Solar Portfolio with 14% Reduction in Project Debt with Completion of CA$25.4M Refinancing

Refinancing across 53 operating solar projects expected to release approximately CA$5.0 million in net cash to PowerBank

Consolidates 50 credit agreements into one facility with a major Canadian bank, with lower scheduled debt payments, banking fees and administrative costs expected

PowerBank to bring operations and maintenance of 49 solar projects in-house, supporting lower operating costs and greater operational control

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025 to its short form base shelf prospectus dated May 7, 2025

Toronto, Ontario, October 26, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a vertically integrated independent North American energy company, today announced the completion of a CA$25.4 million project-level refinancing that reduces outstanding project loan principal by approximately CA$4.2 million, or 14%. The transaction is expected to release approximately CA$5.0 million in net cash to PowerBank, reduce scheduled debt payments and simplify financing administration across 53 operating solar projects (the “Projects”).

The refinancing covers projects held across 14 project companies and consolidates 50 credit agreements across three lenders into a single agreement with a major Canadian bank. The new facility replaces approximately CA$29.6 million in outstanding principal and borrowings remain at the project-owning subsidiary level.

The Company expects the consolidated financing structure to lower scheduled quarterly debt payments, banking fees and administrative costs, supporting cash flow from its operating solar portfolio.

Expected cash release supports financial flexibility

The transaction is funded through the new facility and an approximately CA$1.5 million closing contribution from PowerBank. Approximately CA$5.9 million in existing reserve and lockbox funds are expected to be released following closing. Together with approximately CA$543,000 received from unwinding interest rate swaps associated with 45 existing loans, these funds are expected to provide approximately CA$5.0 million in net cash after PowerBank’s closing contribution, reserve account funding and closing costs.

Bringing Operations and Maintenance in-house

PowerBank will assume operations and maintenance (“O&M”) responsibilities for 49 of the Projects, which the Company expects will reduce project-level operating costs and provide greater control over maintenance planning and operating performance. Under an agreement with the existing third-party O&M provider, PowerBank will provide a full and final release of that provider’s obligations.

The refinancing reflects PowerBank’s continued focus on strengthening its Balance Sheet and IPP portfolio of operating assets, which generate long-term contracted revenue, while supporting the Company’s growth across its development pipeline in Canada and the United States.

Risks and forward-looking information

Expected cash releases, debt-service reductions, cost savings and operating improvements are subject to risks and uncertainties, including account-release requirements, interest and hedging costs, solar resource variability, equipment performance, maintenance expenses, and the O&M transition are based on assumptions and subject to certain risks. Changes in government incentives and policy support may also affect project economics. Actual results may differ materially from expectations. Please refer to “Forward-Looking Statements” for additional discussion of relevant assumptions and risk factors.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of almost one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the expected net cash to be received from the refinancing; expected reductions in scheduled quarterly debt payments, banking fees and administrative costs; expected O&M expenditure savings; the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; that the procurement of transformers is sufficient to safe harbor the Company’s projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the timing and conditions for release of reserve and lockbox funds will be satisfied; that interest rates under the new facility will remain consistent with current terms; that the Company will be able to perform O&M services at the required standard and scale; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; that the procurement of transformers is determined to not be sufficient to safe harbor the Company’s projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation